December 1, 2023

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Heather Clark and Melissa Gilmore

Re:	Corning Incorporated
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for the Period Ended September 30, 2023
Form 8-K furnished October 24, 2023
File No. 001-03247

Dear Ms. Clark and Ms. Gilmore:

We are responding to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated November 17, 2023 to Mr. Edward Schlesinger of Corning Incorporated (“Corning”), relating to the above-referenced filings. The Staff’s comments are set forth below in bold, followed by our related response.

Please note that the “Company,” “we” or “our” refers to Corning Incorporated. All terms used but not defined herein have the meanings assigned to such terms in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”).

Form 10-Q for the Period Ended September 30, 2023

Goodwill, page 27

1.	We note from your 2022 10-K disclosures that your last quantitative goodwill impairment test was performed in 2020 and that the fair value of your reporting units significantly exceeded the respective carrying values. Please tell us how you considered the declines in net sales and the outlook for the remainder of 2023 for certain of your segments as discussed on your third quarter earnings call in determining that an interim impairment test was not required in 2023. Please refer to ASC 350-20-35-3C.

The Company acknowledges the Staff’s comment. The Company performs an annual goodwill impairment assessment and, in addition to its annual assessment, the Company also performs a quarterly evaluation of whether it is more likely than not that the fair value of its reporting units is less than its respective carrying amount pursuant to ASC 350-20-35-3A. As noted by the Staff and disclosed in the Company’s 2022 Form 10-K, the Company also performs a detailed quantitative impairment test every three years in accordance with ASC 350-20-35-3B, even if no impairment indicators are identified by any qualitative assessment. When the Company last performed its quantitative goodwill impairment test in 2020, its estimation of the fair value of each of its reporting units exceeded its respective carrying value in terms of percentages and dollar amounts ranging from 50% to 294% and $554 million to $7.0 billion, respectively.

For each quarterly assessment performed in 2023, the Company considered relevant events, including expectations for the long-term growth of the business, forecasted future cash flows and those set forth in ASC 350-20-35-3C, as well as the Company’s actual results and outlook. The Company acknowledges that during its third quarter earnings call, the Company discussed a decrease in net sales and the negative outlook for the remainder of 2023 in certain of its segments. The Company also discussed how it expects the market downturn to be transitory, the markets to rebound and its businesses to return to long-term growth. In addition, the Company’s results in the quarter illustrated that it continues to make progress on the programs it put in place to increase price, improve productivity and reduce inventory. These initiatives have led to improved gross margin percentage and cash flow despite lower net sales.

As part of its third quarter assessment, the Company considered the declines in net sales for certain of its segments, the improvements achieved in gross margin percentage and cash flows during 2023 and its expectation to return to long-term growth, among other factors and conditions as described in ASC 350-20-35-3C. Additionally, we considered guidance set forth in ASC 350-20-35-3F related to weighting events and circumstances that most affect the fair values and carrying values of reporting units. Given the significant excess of fair value over carrying value for each of the Company’s reporting units based on the 2020 quantitative impairment test as noted above, the Company concluded that, for the quarter ended September 30, 2023 there were no events or circumstances that would more likely than not reduce the fair value of any of its reporting units below its respective carrying value. Accordingly, the Company concluded that it was not necessary to perform an interim quantitative goodwill impairment test for any of its reporting units.

Form 8-K furnished October 24, 2023

Exhibit 99, page 1

2.	The bullet points on page 1 present core gross margin, core operating margin, and free cash flow without the most directly comparable GAAP measures. Please revise to present the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence.

The Company acknowledges the Staff's comment. In future earnings releases furnished on Form 8-K, the Company will present the most directly comparable GAAP measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence. Specifically, on the measures referred to by the Staff in the Staff's comment, the Company will disclose gross margin, operating margin and cash flows from operating activities prior to core gross margin, core operating margin and adjusted free cash flow, respectively.

3.	In a related matter, we note that your reconciliation of free cash flow on page 16 differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for realized gains on translated earnings contracts and translation losses on cash balances. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment, and in future filings, the title of the non-GAAP financial measure referred to by the Staff in the Staff’s comment will be revised to adjusted free cash flow.

* * * * * *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President & Chief Financial Officer
cc:	Wendell P. Weeks, Chairman & Chief Executive Officer
Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer
Stefan Becker, Senior Vice President, Finance & Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP